YanGuFang International Group Co., Ltd.

3/F, Building 3, 33 Suhong Road
Minhang District, Shanghai, China, 201100
Tel: +86 (21) 52966658

VIA EDGAR

July 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ernest Greene
Andrew Blume
Erin Donahue
Sergio Chinos

Re: YanGuFang International Group Co., Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted June 22, 2022

CIK No. 0001875496

Dear Mr. Greene:

YanGuFang International Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 6, 2022, regarding Amendment No. 1 to Draft Registration Statement on Form F-1 submitted to the Commission on June 22, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar Amendment No. 2 to Draft Registration Statement (the “Amendment No. 2”) with this response letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

General

1.	We note your disclosure that you plan to apply to list your shares on Nasdaq, and your disclosure that you have applied to list on Nasdaq. Please reconcile your disclosure.

Response to Comment No. 1: In response to the Staff’s comment, we have revised disclosures in the “Risk Factor” section on pages 76 and 83 of Amendment No. 2.

2.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
●	experience labor shortages that impact your business;
●	experience cybersecurity attacks in your supply chain;
●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response to Comment No. 2: We respectfully advise the Staff that we do not believe Russia’s invasion of Ukraine has any material impact on our business segments, products, lines of service, projects, or operations. However, our supply chain was temporarily disrupted due to the COVID-19 pandemic. Therefore, in response to the Staff’s comment, we have revised disclosures in the prospectus summary on pages 24-25, in the “Risk Factor” section on pages 51, 58-59, and 67-69, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 101-102 and the “Business” section on page 130 of Amendment No. 2.

3.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response to Comment No. 3: In response to the Staff’s comment, we have revised disclosures in the “Risk Factor” section on pages 58-59, and 67-69 of Amendment No. 2.

4.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response to Comment No. 4: We respectfully advise the Staff that the management of the Company is currently overseeing cybersecurity risks, including in connection with the Company’s supply chain, suppliers and service providers prior to the effectiveness of the registration statement on Form F-1 (“Registration Statement”) for this offering. The board of directors of the Company (independent directors are “designee” directors at this point in time until the Registration Statement becomes effective) will oversee the Company’s cybersecurity risks upon the closing of the IPO. We have added disclosures in the “Management” section on page 158 of Amendment No. 2.

5.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response to Comment No. 5: In response to the Staff’s comment, we have revised disclosures in the “Risk Factor” section on page 67-69 of Amendment No. 2.

Prospectus Cover Page, page i

6.	We note your response to prior comment 4. Please revise your disclosure to include information about your intentions to distribute earnings or settle amounts owed under the VIE agreements.

Response to Comment No. 6: In response to the Staff’s comment, we have revised disclosures on the prospectus cover page of Amendment No. 2.

Risk Factors

Our business may be affected by inflation, page 66

7.	We note your disclosure on page 66 regarding global inflationary trends. Please expand your disclosure to identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact to the company. Please also revise to identify any actions planned or taken, if any, to mitigate inflationary pressures.

Response to Comment No. 7: In response to the Staff’s comment, we have deleted this risk factor in its entirety as we do not believe the impact of inflation on our Company is material and the global inflation trends have immaterial impact on our business operations as our primary operations are in China  and China’s inflation rates have been relatively stable in the last two and half years: 1.7% for the six months ended June 30, 2022, 0.9% for 2021 and 2.5% for 2020. We expect the inflation rates in China in 2022 will be within the similar range as the last two and half years but there is no assurance as to such.

Exhibits

8.	Please include the consent of each director nominee to serve as a director.

Response to Comment No. 8: We respectfully advise the Staff that the consent of each director nominee to serve as a director is included as an exhibit to Amendment No. 2.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

YANGUFANG INTERNATIONAL GROUP CO., LTD.

By:	/s/ Junguo He
Name:	Junguo He
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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